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Exhibit a(4)

VEECO ANNOUNCES COMMENCEMENT OF STOCK OPTION EXCHANGE PROGRAM

        Woodbury, NY, December 18, 2003. Veeco announced today that it has commenced a stock option exchange program for outstanding options with exercise prices of $40.00 or greater. The program will be open to all employees who hold eligible options other than the top 5 most highly compensated executive officers. Today starts the election period during which employees may elect to participate in the program. The deadline for electing to participate is 5:00 pm New York City Time on January 16, 2004, unless extended by the Company. The new options will be granted six months and one day after the election period ends or approximately July 19, 2004. One new option will be granted for every 2.5 options submitted for exchange.

        We implemented the program because many of our outstanding options have exercise prices that are significantly higher than the current market price of our stock. This exchange program, together with our regular annual grant process, is a way to continue to motivate and reward you for your role in achieving operational and financial goals and increasing stockholder value.

        The program is subject to a number of terms and conditions which are set forth in the Offer to Exchange. A copy of the Offer to Exchange is being mailed to each eligible employee. In addition, a copy of the Offer to Exchange and other relevant materials, including the options eligible for this program and an online election form, are available on myVeeco.com. Employee webcasts will be held in early January to further explain the program. Some relevant links appear below.

Relevant Links:

Summary Term Sheet/Frequently Asked Questions

Risks of Participating in the Offer

Offer to Exchange

Election Form

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VEECO ANNOUNCES COMMENCEMENT OF STOCK OPTION EXCHANGE PROGRAM